Contact

www.linkedin.com/in/
mikeguggenheimer (LinkedIn)
www.solvewithb.com (Other)
www.rscbio.com (Other)

Top Skills

Cross-functional Team Leadership
Manufacturing
New Business Development

Mike Guggenheimer

President and CEO at Blumenthal Holdings
Charlotte, North Carolina, United States

Summary

Mike is an experienced CEO with a passion for working with old-line businesses and advanced technology to restart growth and innovation. He has experience in a wide range of functional areas—operations, sales, marketing, finance, strategy, M&A, corporate restructuring, turnarounds, and team/talent development—in both B2B and B2C markets as well as both industrial and consumer packaged goods segments. Increasingly, there is a thread in his career around designing businesses for sustainability in a rapidly changing world.

Experience

Blumenthal Holdings
President and CEO
June 2019 - Present (4 years 8 months)
Charlotte, North Carolina

- Portfolio of companies focused on solving problems for tough jobs through service, product innovation, leading brands, and performance environmental technology.
- Includes RSC Bio Solutions, Blumenthal Brands Integrated (BBI), and Blumenthal Business Services (BBS)
- RSC Bio Solutions is a global green tech company focused on sustainable solutions that don't sacrifice performance for marine and industrial fleets
- BBI is dedicated to the commercial development of GUNK, LIQUID WRENCH, and TITESEAL.
www.solvewithB.com

RSC Bio Solutions
President and CEO
February 2013 - Present (11 years)

- Global green tech company
- Acquired Terresolve Technologies in 2012

- 4 decades of experience with high performance biodegradable/sustainable solutions for marine and industrial markets

Nufabrx
Board Member
July 2018 - Present (5 years 7 months)

Member of the Board of Directors for this innovative, biotechnology company.

Nufabrx is a patented system that delivers active ingredients from clothing to your body, safely and effectively. Nufabrx makes improving wellness possible by embedding each fiber of your garment with an optimal dose of medicinal ingredients.

RSC Chemical Solutions
President and CEO
January 2015 - May 2019 (4 years 5 months)
Charlotte, North Carolina Area

President and CEO for Radiator Specialty Company
- RSC Chemical Solutions
- Omega Process Solutions

Terresolve Technologies
Chairman of the Board
December 2012 - February 2018 (5 years 3 months)

Acquired by RSC Bio Solutions

Radiator Specialty Company
Vice President, Sales, Marketing and Business Development
May 2010 - December 2015 (5 years 8 months)

- Responsible for corporate strategy, M&A, and global sales and marketing

RSC Chemical Solutions
Vice President of Strategy and Business Development
June 2008 - May 2010 (2 years)

- Manage strategy, corporate development and internal growth initiatives for Radiator Specialty Company and all affiliated companies
- Lead M&A efforts for ownership family as Vice President of Blumental Holdings, LLC
- Responsible for company-wide marketing

- General Manager and VP of RSC Bio Solutions, LLC a new company established in 2010 -- www.rscbio.com

Blackstreet Capital
Operating Partner
October 2007 - May 2008 (8 months)

Operating responsibility for two portfolio companies: Fanfare Media Works and Houston Harvest Gift Products

Houston Harvest Gift Products
Vice Chairman and Vice President
October 2007 - May 2008 (8 months)

Fanfare Media Works
Chairman and Vice President
October 2007 - May 2008 (8 months)

Milliken & Company
General Manager and Strategy Executive
May 2002 - October 2007 (5 years 6 months)

- Senior strategy executive for $200+ million operating division
- Led division's new ventures group
- Managed sales and marketing strategy for $50 million performance brand
- P&L responsibility for aftermarket business unit

Madison House | Charlottesville, VA
Board Member
January 2001 - June 2002 (1 year 6 months)

Madison House is the volunteer center for students at the University of Virginia. The organization coordinates volunteers, develops leaders, builds community partnerships, and promotes a lifelong commitment to service.

Milliken & Company
Senior Production Manager
August 1996 - August 2000 (4 years 1 month)

Manufacturing management for a $25mm automotive Tier 1 molding operation.

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Education

University of Virginia - Darden Graduate School of Business
Administration
MBA · (2001 - 2002)

Davidson College
BA, Industrial/Organizational Psychology · (1992 - 1996)